

January 21, 2015

<u>Via E-mail</u>
Mr. Donald Nicholson
CEO, Chief Financial Officer, Principal Executive Officer and Director
Enhance Skin Products Inc.
50 West Liberty Street, Suite 880
Reno, NV 89501

> **RE:** **Enhance Skin Products Inc.**
> **Form 10-K for the Year Ended April 30, 2014**
> **Filed July 14, 2014**
> **Form 10-K/A for the Year Ended April 30, 2014**
> **Filed January 20, 2015**
> **File No. 0-52755**

Dear Mr. Nicholson:

We have reviewed your response letter dated January 20, 2015 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K/A for the Year Ended April 30, 2014

Item 9A. Controls and Procedures, page 23

Management Report on Internal Control Over Financial Reporting, page 23

1.   We have reviewed your response to prior comment one from our letter dated January 7, 2015. Please enhance management's report on internal control over financial reporting to disclose your conclusion as to whether your internal control over financial reporting is effective or not effective, whichever the case may be, in an amendment to your Form 10-K/A. See Item 308(a)(3) of Regulation S-K.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Mindy Hooker, Staff Accountant, at (202) 551-3732 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief